                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

                         DREYER'S GRAND ICE CREAM, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    26187810
                                 (CUSIP Number)

  James H. Ball, Esq.                           with a copy to:
  Senior Vice President, Secretary              Mary Ellen Kanoff, Esq.
    and General Counsel                         Latham & Watkins
  Nestle Holdings, Inc.                         633 West Fifth Street
  c/o Nestle USA, Inc.                          Suite 4000
  800 North Brand Boulevard                     Los Angeles, California  90071
  Glendale, California  91203                   (213) 485-1234
  (818) 549-7050

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

-------------------------------------------------          ---------------------
              CUSIP No. 26187810
-------------------------------------------------          ---------------------


--------------------------------------------------------------------------------
        1    NAME OF PERSON
               NESTLE HOLDINGS, INC.

--------------------------------------------------------------------------------

        2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*       (a) [ ]



                                                                   (b) [ ]


--------------------------------------------------------------------------------
        3    SEC USE ONLY

--------------------------------------------------------------------------------
        4    SOURCE OF FUNDS*
               AF
--------------------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER
                                                    4,056,008
NUMBER OF
SHARES                              --------------------------------------------
BENEFICIALLY                                 8    SHARED VOTING POWER
OWNED BY EACH                                       0
REPORTING                           --------------------------------------------
PERSON WITH                                  9    SOLE DISPOSITIVE POWER
                                                    4,056,008
                                    --------------------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
               4,056,008
--------------------------------------------------------------------------------
       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               28.1%
--------------------------------------------------------------------------------
       14    TYPE OF PERSON REPORTING*
               CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT



                               Page 2 of 11 Pages

                                  SCHEDULE 13D

-------------------------------------------------          ---------------------
              CUSIP No. 26187810
-------------------------------------------------          ---------------------


--------------------------------------------------------------------------------
        1    NAME OF PERSON
             NESTLE S.A.

--------------------------------------------------------------------------------

        2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*       (a) [ ]

                                                                   (b) [ ]
--------------------------------------------------------------------------------
        3    SEC USE ONLY

--------------------------------------------------------------------------------
        4    SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
              SWITZERLAND
--------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER
                                                    4,056,008
NUMBER OF                           --------------------------------------------
SHARES                                       8 SHARED VOTING POWER
BENEFICIALLY                                        0
OWNED BY EACH                       --------------------------------------------
REPORTING                                    9    SOLE DISPOSITIVE POWER
PERSON WITH                                         4,056,008
                                    --------------------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
               4,056,008
--------------------------------------------------------------------------------
       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               28.1%
--------------------------------------------------------------------------------
       14    TYPE OF PERSON REPORTING*
               CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 3 of 11 Pages

                  This Amendment No. 5 amends and restates in its entirety the
Schedule 13D previously filed by Nestle Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle") on May 16, 1994, as amended and restated by Amendment No. 1 to Schedule 13D filed on June 16, 1994, as amended by Amendment No. 2 to
Schedule 13D filed on October 5, 1994, as amended by Amendment No. 3 to Schedule 13D filed on April 7, 1995 and as amended by Amendment No. 4 to Schedule 13D filed on March 12, 1997 (as so amended, the "Schedule 13D"), and relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed jointly by Nestle Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle" and, together with Holdings, the "Reporting Persons"). Holdings is a wholly-owned subsidiary of Nestle.

                  Holdings is principally engaged in the business of holding United States operating subsidiaries which produce and distribute food and beverage products. The address of its principal business and principal office is Five High Ridge Park, Stamford, Connecticut 06905. Nestle is a holding company which holds interests in worldwide operating companies which: manufacture and sell food and beverage products throughout the world; engage in research and development activities; manufacture and sell cosmetic products; and develop, manufacture and sell pharmaceutical products. The address of its principal business and principal office is Ave Nestle 55, CH-1800 Vevey, Switzerland.

                  For information with respect to the identity and background of
(i) each executive officer and director of Holdings and (ii) each executive officer and director of Nestle, see Schedule I hereto.

                  During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I:
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Holdings borrowed the $106,000,000 used for its acquisition of 3,000,000 Shares and Series A Warrants to purchase 1,000,000 Shares (the "Series A Warrants") and the Series B Warrants to purchase 1,000,000 Shares (the "Series B Warrants") from an indirect wholly owned subsidiary of Holdings. Such acquisition was effected pursuant to the Purchase Agreement defined and described in Items 4 and 6 below. As described in Item 6 below, on June 14, 1997, the Series A Warrants expired unexercised.

                  Holdings used $1,425,200 in working capital to fund its acquisition of an additional 56,008 Shares pursuant to the Right of First Refusal Agreements defined and described in Item 6 below.

                  If and when Holdings chooses to exercise the Series B Warrants, it is presently expected that the $32,000,000 required to be paid by Holdings for the Shares issuable upon the exercise of such warrants ("Warrant Shares") will be obtained from the working capital of Holdings or borrowed from

                               Page 4 of 11 Pages
one of Holdings' wholly owned subsidiaries. Should the circumstances set forth in the Purchase Agreement occur which would require Holdings to pay up to an additional $8,000,000 (as described in Item 6) with respect to the initial 3,000,000 Shares and, to the extent purchased, the Warrant Shares, it is presently expected that such funds will be obtained from the working capital of Holdings or borrowed from one of Holdings' wholly owned subsidiaries.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Holdings acquired the 3,056,008 Shares and the Series B Warrants (and may be acquiring up to 1,000,000 Warrant Shares and additional Shares if Holdings' rights of first refusal under the Right of First Refusal Agreements (as defined in Item 6, below) and preemptive rights (as described in Item 6, below) are exercised) for investment purposes. As described in Item 6 below, on June 14, 1997, the Series A Warrants expired unexercised. A significant aspect of Holdings' investment analysis with respect to its acquisition of such securities related to the concurrent distribution relationship between Nestle USA-Food Division, Inc., formerly known as Nestle Ice Cream Company ("NICC"), an affiliate of Holdings, and the Issuer pursuant to the Distributor Agreement entered into by NICC and the Issuer on June 14, 1994 (the "Distributor Agreement"). Pursuant to the Distributor Agreement, the Issuer distributes NICC's ice cream novelty products in certain domestic markets. The execution of such agreement by NICC and the Issuer satisfied a condition to closing under the Purchase Agreement, which closing occurred on June 14, 1994 after the satisfaction of certain customary closing conditions ("Closing").

                  Holdings entered into a Stock and Warrant Purchase Agreement dated as of May 6, 1994 with the Issuer, as amended (the "Purchase Agreement"), pursuant to which Holdings is subject to a number of so-called "standstill" restrictions, including limitations on the number of Shares which Holdings can beneficially own, such ownership limitations ranging from 25% to less than 35% of the Shares on a Fully Diluted (as defined in the Purchase Agreement) basis depending upon the circumstances and certain conditions described in the Purchase Agreement and Right of First Refusal Agreements (the "Standstill Restrictions"). Pursuant to the Standstill Restrictions, after June 14, 1997 Holdings may "submit any number of acquisition proposals" to the Board of Directors of the Issuer, provided that any such "submission(s) would not require public disclosure thereof" by the Issuer or Holdings.

                  Holdings is also subject to various restrictions on its ability to sell the Shares and the Series B Warrants (the "Transfer Restrictions"). Pursuant to such restrictions, on and after June 14, 1997, Holdings may, in addition to certain other permitted transfers described in the Purchase Agreement, transfer the Shares or the Series B Warrants provided that such transfer is (i) in a public distribution, (ii) pursuant to Rule 144 of the Securities Act of 1933, as amended or (iii) in a private sale to an institutional or financial purchaser who would not, after giving effect to the sale, beneficially own, either individually or in the aggregate with such purchaser's affiliates, more than 5% of the Issuer's outstanding common stock, on a Fully Diluted basis. If the sale would cause such purchasers beneficial ownership to exceed 5%, Holdings must obtain the Issuer's consent.

                  Pursuant to the Registration Rights Agreement (as defined in
Item 6 below), on and after June 14, 1997, Holdings is entitled to exercise certain registration rights with respect to the Shares purchased by it under the terms of the Purchase Agreement and the Shares that may be purchased by it under the terms of the Warrant Agreement (as defined in Item 6 below) and the Right of First Refusal Agreements. These rights generally include the ability to make three demand registrations (with a fourth demand under certain circumstances) and an unlimited number of "piggyback" registrations.

                  Holdings presently intends generally to maintain the percentage beneficial ownership of the Shares permitted under the Standstill Restrictions and the Transfer Restrictions. However, subject to the Standstill Restrictions and the Transfer Restrictions and depending on general market and economic conditions affecting the Issuer and Holdings' view of the prospects for the Issuer and other relevant factors, Holdings may purchase additional Shares or dispose of some or all of its Shares from time to time in open market transactions, private transactions or otherwise. See Item 6, below, for additional information with respect to the Standstill Restrictions. Also see
Item 6, below, for discussion of Holdings' (i) preemptive rights, and (ii) rights of first refusal with respect to certain Shares.

                  Holdings analyzes and reviews its strategic alternatives with respect to its investment in, and distribution relationship with, the Issuer on an ongoing basis. Holdings has made no decision regarding increasing its investment in the Issuer, disposing of some or all of its investment in the Issuer or acquiring control of the Issuer in the future. Any such decision will depend upon general market and economic conditions affecting the Issuer and Holdings' view of the prospects for the Issuer and other relevant factors.

                               Page 5 of 11 Pages

                  The Purchase Agreement provides that so long as Holdings beneficially owns 10% or more of the Shares on a Fully Diluted basis, Holdings is entitled to nominate to the Issuer's Board of Directors that number of nominees which bears the same proportion to the total number of the Issuer's directors as the number of Shares owned by Holdings bears to the total number of Shares of the Issuer then outstanding. Holdings is entitled to a minimum representation on the Issuer's Board of Directors of two directors. Pursuant to its rights under the Purchase Agreement, Holdings nominated, and the Issuer's Board of Directors elected, Timm F. Crull to the Issuer's Board of Directors on March 7, 1995 and Steven Langman to the Issuer's Board of Directors on March 5, 1997. As of the date hereof, both individuals continue to serve as directors of the Issuer.

                  Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in
Schedule I, has any present plans or proposals with respect to any material change in the Issuer's business or corporate structure or any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, Holdings beneficially owns 4,056,008 shares. According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1997, on May 9, 1997, there were 13,401,899 Shares outstanding. Based upon that number and assuming that the 1,000,000 Warrant Shares have been issued, the beneficial ownership of Holdings constitutes approximately 28.1% of the Issuer's outstanding Shares. Nestle may be deemed to beneficially own the 4,056,008 Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

                  (b) Holdings has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by it. Nestle may be deemed to have the sole power to vote or direct the vote, and to dispose or direct the disposition of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

                  (c)      Not applicable

                  (d) Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by it. Nestle may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

                  (e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As described in Item 4, Holdings acquired the 3,000,000 Shares and the Series B Warrants pursuant to the Purchase Agreement and acquired the additional 56,008 Shares pursuant to the Right of First Refusal Agreements. Pursuant to the Rogers Right of First Refusal Agreement (as defined below) and an undertaking agreement dated as of March 3, 1997 between the University of California Berkeley Foundation (the "Foundation") and Holdings, the Foundation has agreed to be bound by the terms and conditions of the Rogers Right of First Refusal Agreement with respect to 3,616 Shares transferred to it by T. Gary Rogers and/or his affiliates.

                               Page 6 of 11 Pages

                  The Purchase Agreement contains the Standstill Restrictions referred to in Item 4. Pursuant to such restrictions, Holdings has agreed, among other things and except in certain circumstances, (i) not to purchase any Shares if the effect of such purchase would be to increase its beneficial ownership position of Shares to more than 25% of the outstanding Shares on a Fully Diluted basis, (ii) not to engage in the solicitation of proxies and (iii) not to make any acquisition proposals.

                  The Standstill Restrictions terminate on the earlier of the tenth anniversary of Closing or one year after Holdings beneficially owns less than 1% of the Issuer's outstanding Shares on a Fully Diluted basis. Such restrictions are subject to earlier termination if, among other things, the Issuer pursues an extraordinary transaction or a third party acquires, in certain circumstances, beneficial ownership of 20% or more of the then outstanding Shares. After termination of the Standstill Restrictions, Holdings has agreed not to acquire beneficial ownership of 35% or more of the outstanding Shares on a Fully Diluted basis except pursuant to an offer for all of the outstanding Shares at the same price per share. Pursuant to the Standstill Restrictions, and as described in Item 4 above, after June 14, 1997 Holdings may "submit any number of acquisition proposals" to the Board of Directors of the Issuer, provided that any such "submission(s) would not require public disclosure thereof" by the Issuer or Holdings.

                  The Purchase Agreement also contains the Transfer Restrictions referred to in Item 4. Pursuant to such restrictions, on and after June 14, 1997, Holdings may, in addition to certain other permitted transfers described in the Purchase Agreement, transfer the Shares or the Series B Warrants provided such transfer is (i) in a public distribution, (ii) pursuant to Rule 144 of the Securities Act of 1933, as amended or (iii) in a private sale to an institutional or financial purchaser who would not, after giving effect to the sale, beneficially own, either individually or in the aggregate with such purchaser's affiliates, more than 5% of the Issuer's outstanding common stock, on a Fully Diluted basis. If the sale would cause such purchasers beneficial ownership to exceed 5%, Holdings must obtain the Issuer's consent.

                  Such transfer restrictions are subject to earlier termination: (i) upon the death, resignation or removal of T. Gary Rogers, Chairman and Chief Executive Officer of the Issuer, and William F. Cronk, III, President of the Issuer, (ii) upon the sale of 50% or more of the Shares beneficially owned as of May 6, 1994 by either (A) T. Gary Rogers and William F. Cronk, III or (B) T. Gary Rogers (in both cases, excluding the Shares owned by the Rogers and the Cronks (both as defined below) which are purchased by Holdings pursuant to the Right of First Refusal Agreements), (iii) if the Issuer commits certain breaches leading to termination of the Distributor Agreement or
(iv) under certain other circumstances.

                  Under the Purchase Agreement, Holdings was granted certain preemptive rights pursuant to which, in the event of a sale by the Issuer of Shares or certain other securities for cash, Holdings may purchase from the Issuer the amount of such Shares or securities required in order for Holdings to maintain the same percentage of beneficial ownership of the Issuer before and after such sale. Holdings was also granted the right to nominate at least two directors to the Issuer's board of directors.

                  Pursuant to the Purchase Agreement, Holdings entered into a warrant agreement with the Issuer on June 14, 1994 (the "Warrant Agreement"). On June 14, 1997, the Series A Warrants beneficially owned by Holdings expired unexercised. These warrants were exercisable into 1,000,000 Shares at an exercise price of $32 per share. Holdings continues to own the Series B Warrants which are currently exercisable into 1,000,000 Shares at an exercise price of $32 per share, subject to certain anti-dilution adjustments. The Series B Warrants are exercisable through June 14, 1999.

                  Subject to certain conditions and anti-dilution adjustments, the Issuer has the right to cause Holdings to exercise the Series B Warrants at $32.00 per Warrant Share at any time prior to their expiration if the average of the quoted prices of the outstanding Shares for 130 consecutive trading days equals or exceeds $60 (subject to equitable adjustment) per Share. Subject to certain notice requirements, the Issuer had a similar right to cause an exercise of the Series A Warrants at $32 per Warrant Share and the Series A and the

                               Page 7 of 11 Pages

Series B Warrants at $24.00 per Share at any time prior to June 14, 1997. These rights have expired unexercised.

                  Pursuant to the Purchase Agreement, if within five years from Closing the average of the quoted prices of the outstanding Shares for 130 consecutive trading days equals or exceeds $60.00 (subject to equitable adjustment) per Share, then Holdings has agreed to pay an additional $2.00 (subject to equitable adjustment) for each of the 3,000,000 Shares and, to the extent purchased, the 1,000,000 Warrant Shares issuable upon exercise of the Series B Warrants.

                  On June 14, 1994, Holdings entered into right of first refusal agreements with each of T. Gary Rogers and his affiliates (the "Rogers") (the "Rogers Right of First Refusal Agreement") and William F. Cronk, III and his affiliates (the "Cronks") (collectively, the "Right of First Refusal Agreements"). Under such agreements, so long as Holdings beneficially owns 10% or more of the outstanding Shares, Holdings has rights of first refusal with respect to any and all Shares beneficially owned by the Rogers and the Cronks, whether owned now or in the future, including without limitation Shares issuable upon exercise of stock options. As of March 31, 1997, the Rogers and the Cronks beneficially owned 1,833,658 and 1,003,681 Shares, respectively, that are subject to such rights of first refusal.

                  Pursuant to the Purchase Agreement, Holdings' exercise of its rights of first refusal is an exception to the 25% beneficial ownership standstill limitation, but is subject to Holdings not beneficially owning 35% or more of the Issuer's shares on a Fully Diluted basis after giving effect to the purchase of Shares pursuant to the exercise of such rights. Holdings, however, has the unrestricted right to sell Shares in order to permit the full exercise of its rights of first refusal.

                  On June 14, 1994, Holdings entered into a registration rights agreement with the Issuer (the "Registration Rights Agreement"). Pursuant to such agreement, Holdings has certain registration rights with respect to the Shares purchased by it under the terms of the Purchase Agreement and the Shares that may be purchased by it under the terms of the Warrant Agreement and Right of First Refusal Agreements. These rights generally include the ability to make three "demand" registrations (with a fourth demand under certain circumstances) and an unlimited number of "piggyback" registrations. In addition, the Issuer, on May 6, 1994, entered into an agreement amending its registration rights agreement with certain affiliates with respect to the Shares (the "GE Amendment"). This amendment provides for consistent treatment of Holdings, on the one hand, and the affiliates of General Electric Company, on the other hand, with respect to "demand" and "piggyback" registrations of certain Shares beneficially owned by each of them.

                  On June 14, 1994, the Issuer entered into an agreement (the "Rights Agreement Amendment") amending its rights agreement (the "Rights Agreement") with First Interstate Bank of California. Pursuant to such Rights Agreement Amendment, Holdings, subject to certain conditions, became an exempted person under the Rights Agreement thereby allowing Holdings and its affiliates and associates to acquire any of the Shares without causing the rights issued pursuant to the Rights Agreement to become exercisable.

                  The above descriptions of the Purchase Agreement, Warrant Agreement, Right of First Refusal Agreements, Registration Rights Agreement, GE Amendment and Rights Agreement Amendment set forth in this Item 6 and in Items 4 and 5 are summaries, and the complete text is set forth in Exhibits 10.1 through
10.8 to this filing which are incorporated herein by reference.

                  Except as set forth above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of

                               Page 8 of 11 Pages
profits or losses, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  10.1     Stock and Warrant Purchase Agreement dated as of
                           May 6, 1994 by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc.(1)

                  10.2 First Amendment to Stock and Warrant Purchase Agreement dated as of June 14, 1994 by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc.(2)

                  10.3 Warrant Agreement dated as of June 14, 1994 by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc. (3)

                  10.4 Right of First Refusal Agreement dated as of June 14, 1994 by and between Nestle Holdings, Inc. and T. Gary Rogers and Kathleen T. Rogers, Individually and as Co-Trustees of the Rogers Revocable Trust.

                  10.5 Right of First Refusal Agreement dated as of June 14, 1994 by and between Nestle Holdings, Inc. and William
                           F. Cronk, III and Janet M. Cronk, Individually and as Co-Trustees of the Cronk Revocable Trust.

                  10.6 Registration Rights Agreement dated as of June 14, 1994 by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc. (4)

                  10.7     Amendment to Registration Rights Agreement dated
                           May 6, 1994 by and among Dreyer's Grand Ice Cream, Inc., Trustees of General Electric Pension Trust, GE Investment Private Placement Partners, I and General Electric Capital Corporation. (5)

                  10.8 First Amendment to Amended and Restated Rights Agreement dated as of June 14, 1994 by and between Dreyer's Grand Ice Cream, Inc. and First Interstate Bank of California (as successor Rights Agent to Bank of America NT & SA). (6)

                  24.      Power of Attorney. (7)

                  99. Joint Filing Agreement dated as of June 16, 1994 by and between Nestle Holdings, Inc. and Nestle S.A. relating to the filing of a joint statement on
                           Schedule 13D. (8)

         (1) Incorporated by reference to Exhibit 2.1 to Dreyer's Grand Ice Cream, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission ("Commission") on May 9, 1994.

         (2) Incorporated by reference to Exhibit 2.1 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

         (3) Incorporated by reference to Exhibit 4.3 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

         (4) Incorporated by reference to Exhibit 4.2 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.


                               Page 9 of 11 Pages

         (5) Incorporated by reference to Exhibit 4.1 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 26, 1994 filed with the Commission on May 10, 1994.

         (6) Incorporated by reference to Exhibit 4.1 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

         (7) Incorporated by reference to Exhibit 24 to Amendment No. 1 to the Schedule 13D of Nestle Holdings, Inc., filed with the Commission on June 16, 1994.

         (8) Incorporated by reference to Exhibit 99 to Amendment No. 1 to the Schedule 13D of Nestle Holdings, Inc., filed with the Commission on June 16, 1994.



                               Page 10 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                       NESTLE HOLDINGS, INC.



                                       By:  /s/ James H. Ball
                                           -----------------------------------
                                           Name:  James H. Ball
                                           Title: Senior Vice President and
                                                  General Counsel



                                       NESTLE S.A.



                                       By:  /s/ James H. Ball
                                           -----------------------------------
                                           James H. Ball, attorney-in-fact for
                                           Name:  H.P. Frick
                                           Title: Senior Vice President and
                                                  General Counsel of Nestle S.A.



Dated:  June 17, 1997


                               Page 11 of 11 Pages

                                   SCHEDULE I

                              NESTLE HOLDINGS, INC.
                        EXECUTIVE OFFICERS AND DIRECTORS


Name                          Present Business Address                Present Principal Occupation               Citizenship
----                          ------------------------                ----------------------------               -----------
Executive Officers

Carlos E. Represas            Nestle S.A.                             Chairman of Board                          Mexico
                              Avenue Nestle 55
                              CH-1800 Vevey
                              Switzerland

Joseph M. Weller              Nestle Holdings, Inc.                   Chief Executive Officer and President      United States
                              c/o Nestle USA, Inc.
                              800 North Brand Boulevard
                              Glendale, CA  91203

Peter D. Argentine            Nestle Holdings, Inc.                   Senior Vice President, Finance             United States
                              c/o Nestle USA, Inc.
                              800 North Brand Boulevard
                              Glendale, CA  91203

James H. Ball                 Nestle Holdings, Inc.                   Senior Vice President, General Counsel and United States
                              c/o Nestle USA, Inc.                    Secretary
                              800 North Brand Boulevard
                              Glendale, CA  91203

Alexander Spitzer             Nestle Holdings, Inc.                   Senior Vice President, Taxes               United States
                              Five High Ridge Pk.
                              Stamford, CT 06905

E. Simon Jones                Nestle Holdings, Inc.                   Vice President, Taxes                      United Kingdom
                              Five High Ridge Pk.
                              Stamford, CT 06905

Manfred R. Lehmann            Nestle Holdings, Inc.                   Vice President and Treasurer               Switzerland and
                              Five High Ridge Pk.                                                                United States
                              Stamford, CT 06905

Kimberly A. Lund              Nestle Holdings, Inc.                   Vice President and Controller              United States
                              c/o Nestle USA, Inc.
                              800 North Brand Boulevard
                              Glendale, CA  91203

Mark E. Siegal                Nestle Holdings, Inc.                   Vice President, Taxes                      United States
                              Five High Ridge Pk.
                              Stamford, CT 06905

Directors

Carlos E. Represas            Nestle S.A.                             Chairman of Board                          Mexico
                              Avenue Nestle 55
                              CH-1800 Vevey
                              Switzerland


Joseph M. Weller              Nestle Holdings, Inc.                   Chief Executive Officer and President      United States
                              c/o Nestle USA, Inc.
                              800 North Brand Boulevard
                              Glendale, CA  91203


Mario A. Corti                Nestle Holdings, Inc.                   Director                                   Switzerland
                              c/o Nestle USA, Inc.
                              800 North Brand Boulevard
                              Glendale, CA  91203


Robert D. Carpenter           Nestle S.A.                             Director                                   United States
                              Avenue Nestle 55
                              CH-1800 Vevey
                              Switzerland


Peter D. Argentine            Nestle Holdings, Inc.                   Senior Vice President, Finance             United States
                              c/o Nestle USA, Inc.
                              800 North Brand Boulevard
                              Glendale, CA  91203

                                                     NESTLE, S.A.
                                           EXECUTIVE OFFICERS AND DIRECTORS


Name                          Present Business Address                Present Principal Occupation               Citizenship
----                          ------------------------                ----------------------------               -----------
Executive Officers

Peter Brabeck-Letmathe        Nestle S.A.                             Chief Executive Officer                    Austria
                              Avenue Nestle 55
                              CH-1800 Vevey
                              Switzerland

Mario A. Corti                Nestle S.A.                             Executive Vice President                   Switzerland
                              Avenue Nestle 55                        Finance/Control
                              CH-1800 Vevey
                              Switzerland

Francisco Castaner            Nestle S.A.                             Executive Vice President                   Spain
                              Avenue Nestle 55                        Pharma & Cosmetics
                              CH-1800 Vevey                           Human Resources
                              Switzerland                             Corporate Affairs

Michael W.O. Garrett          Nestle S.A.                             Executive Vice President                   Austria/
                              Avenue Nestle 55                        Zone AOA                                   United Kingdom
                              CH-1800 Vevey
                              Switzerland

Rupert Gasser                 Nestle S.A.                             Executive Vice President                   Switzerland/
                              Avenue Nestle 55                        Technical, Production, R&D                 Austria
                              CH-1800 Vevey
                              Switzerland

Robert Raeber                 Nestle S.A.                             Executive Vice President                   Switzerland
                              Avenue Nestle 55                        Zone EUR
                              CH-1800 Vevey
                              Switzerland

Carlos E. Represas            Nestle S.A.                             Executive Vice President                   Mexico
                              Avenue Nestle 55                        Zone AMS
                              CH-1800 Vevey
                              Switzerland

Philippe H. Veron             Nestle S.A.                             Executive Vice President                   France
                              Avenue Nestle 55                        Strategic Business Units Marketing
                              CH-1800 Vevey
                              Switzerland

Directors

Helmut Maucher                Nestle S.A.                             Chairman of the Board of Nestle S.A.       Germany
                              En Bergere
                              CH-1800 Vevey
                              Switzerland

Peter Bockli                  Bockli & Thomann                        Law Professor and Lawyer at Bockli &       Switzerland
                              Case postale 2348                       Thomann
                              CH-4002 Basel
                              Switzerland

George Blum                   Societe de Banque Suisse                Chairman of the Board of Societe de Banque Switzerland
                              Aeschenplatz 6                          Suisse
                              CH-4002 Bale

Peter Brabeck-Lemathe         Nestle S.A.                             Chief Executive Officer of Nestle S.A.     Austria
                              Avenue Nestle 55
                              CH-1800 Vevey
                              Switzerland

Reto F. Domeniconi            Clos des Mesanges                       Retired                                    Switzerland
                              Ch. de Sainte-Croix 13
                              CH-1807 Blonay

Arthur Dunkel                 6-4 Boulevard du Theatre                Professor and Consultant                   Switzerland
                              CH-1024 Geneve

Fritz Gerber                  Roche Holding S.A.                      Chairman of the Board of Roche Holding     Switzerland
                              P.O. Box                                S.A.
                              CH-4002 Bale

Rainer E. Gut                 Credit Suisse                           Chairman of the Board of Credit Suisse     Switzerland
                              CH-8070 Zurich
                              Switzerland

Jean-Pierre Meyers            L'Oreal                                 Director of L'Oreal                        France
                              41, Rue Matre
                              F-92117 Clichy-Cedex
                              France

David de Pury                 de Pury, Pictat,                        Partner of de Pury, Turretini & Cie, S.A.  Switzerland
                              Turretini & Cie S.A.
                              P.O. Box 8242
                              8050 Zurich

Stephan Schmidheiny           Anova Holding S.A.                      Chairman of the Board of Anova Holding     Switzerland
                              Hurdnerstrasse 10                       S.A.
                              CH-8640 Hurden
                              Switzerland

Vreni Spoerry                 Claridenstrasse 3                       Vice President Schwitzer Verband           Switzerland
                              CH-8810 Horgen                          Volksdienst
                              Switzerland                             Member of Swiss Parliment

Robert Studer                 U.B.S. Group                            President of U.B.S. Group                  Switzerland
                              Bahnhofstasse 45
                              CH-8001 Zurich
                              Switzerland

Paul A. Volcker               c/o James D. Wolfensohn, Inc.           Retired                                    United States
                              599 Lexington Ave.
                              New York, NY 10022

                                  EXHIBIT INDEX

         10.1 Stock and Warrant Purchase Agreement dated as of May 6, 1994 by and between Dreyer's Grand Ice Cream, Inc. and Nestle
                  Holdings, Inc.(1)

         10.2 First Amendment to Stock and Warrant Purchase Agreement dated as of June 14, 1994 by and between Dreyer's Grand Ice Cream,
                  Inc. and Nestle Holdings, Inc.(2)

         10.3 Warrant Agreement dated as of June 14, 1994 by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc. (3)

         10.4 Right of First Refusal Agreement dated as of June 14, 1994 by and between Nestle Holdings, Inc. and T. Gary Rogers and
                  Kathleen T. Rogers, Individually and as Co-Trustees of the
                  Rogers Revocable Trust.

         10.5 Right of First Refusal Agreement dated as of June 14, 1994 by and between Nestle Holdings, Inc. and William F. Cronk, III and Janet M. Cronk, Individually and as Co-Trustees of the Cronk Revocable Trust.

         10.6 Registration Rights Agreement dated as of June 14, 1994 by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings,
                  Inc. (4)

         10.7 Amendment to Registration Rights Agreement dated May 6, 1994 by and among Dreyer's Grand Ice Cream, Inc., Trustees of
                  General Electric Pension Trust, GE Investment Private
                  Placement Partners, I and General Electric Capital
                  Corporation. (5)

         10.8 First Amendment to Amended and Restated Rights Agreement dated as of June 14, 1994 by and between Dreyer's Grand Ice Cream,
                  Inc. and First Interstate Bank of California (as successor
                  Rights Agent to Bank of America NT & SA). (6)

         24.      Power of Attorney. (7)

         99. Joint Filing Agreement dated as of June 16, 1994 by and between Nestle Holdings, Inc. and Nestle S.A. relating to the filing of a joint statement on Schedule 13D. (8)

(1)      Incorporated by reference to Exhibit 2.1 to Dreyer's Grand Ice Cream,
         Inc.'s Current Report on Form 8-K filed with the Commission on May 9,
         1994.

(2)      Incorporated by reference to Exhibit 2.1 to Dreyer's Grand Ice Cream,
         Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25,
         1994, filed with the Commission on August 9, 1994.

(3)      Incorporated by reference to Exhibit 4.3 to Dreyer's Grand Ice Cream,
         Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25,
         1994, filed with the Commission on August 9, 1994.

(4)      Incorporated by reference to Exhibit 4.2 to Dreyer's Grand Ice Cream,
         Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25,
         1994, filed with the Commission on August 9, 1994.

(5)      Incorporated by reference to Exhibit 4.1 to Dreyer's Grand Ice Cream,
         Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 26,
         1994 filed with the Commission on May 10, 1994.

(6)      Incorporated by reference to Exhibit 4.1 to Dreyer's Grand Ice Cream,
         Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25,
         1994, filed with the Commission on August 9, 1994.

(7)      Incorporated by reference to Exhibit 24 to Amendment No. 1 to the
         Schedule 13D of Nestle Holdings, Inc., filed with the Commission on
         June 16, 1994.

(8)      Incorporated by reference to Exhibit 99 to Amendment No. 1 to the
         Schedule 13D of Nestle Holdings, Inc., filed with the Commission on
         June 16, 1994.